[Letterhead of Sutherland Asbill & Brennan LLP]

December 23, 2015

VIA EDGAR

Deborah O’Neal-Johnson, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	Medley Capital Corporation - Registration Statement on Form N-2

Filed on December 23, 2015

Dear Ms. O’Neal-Johnson:

On behalf of Medley Capital Corporation (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the Company’s shelf registration statement on Form N-2, filed with the Commission on December 23, 2015 (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in post-effective amendment no. 10 to the Company’s shelf registration statement on Form N-2 (File No. 333-187324) (the “Prior Registration Statement”), filed with the Commission on January 30, 2015 and declared effective on January 30, 2015, except for (i) revisions reflecting material developments relating to the Company since the effective date of the Prior Registration Statement and (ii) the inclusion of audited financial statements and related financial data for the fiscal year ended September 30, 2015, together with disclosure relating thereto.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805, or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas

cc: Steven B. Boehm

Payam Siadatpour